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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number   001-7062
                                                                     -----------

                           NOTIFICATION OF LATE FILING

      (Check One): ___ Form 10-K   ___ Form 11-K   ___ Form 20-F   _X_ Form 10-Q

   Form N-SAR
---               For Period Ended:             April 30, 1998
                                    --------------------------------------------
    Transition Report on Form 10-K              Transition Report on Form 10-Q
---                                          ---
    Transition Report on Form 20-F              Transition Report on Form N-SAR
---                                          ---
    Transition Report on Form 11-K
---

                  For the Transition Period Ended:
                                                   -----------------------------

         Read attached instruction sheet before preparing form. Please print or type.


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                              ------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        REALTY REFUND TRUST
                       ---------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number)
                         925 EUCLID AVENUE, SUITE 1750
--------------------------------------------------------------------------------

City, state and zip code        CLEVELAND, OHIO 44115
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
              (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                     thereof will be filed on or before the 15th calendar day
                     following the prescribed due date; or the subject quarterly
 X                   report or transition report on Form 10-Q, or portion
---                  thereof will be filed on or before the fifth calendar day
                     following the prescribed due date; and
              (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      SEE ATTACHED SHEET.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     James B. Aronoff, Esq.                  (216)             566-5504
--------------------------------------------------------------------------------
            (Name)                        (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             X  Yes        No
                                                           -----     -----

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             X  Yes        No
                                                           -----     -----

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               REALTY REFUND TRUST
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    June 16, 1998                   By      /s/ Gregory D. Bruhn
     ------------------                    -------------------------------------
                                           Gregory D. Bruhn, Executive Vice
                                           President and Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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PART III

Realty ReFund Trust (the "Trust") respectfully represents that due to the substantial and significant nature of the Trust's acquisitions made immediately prior to the end of its fiscal year and throughout the first quarter, the Trust is unable to timely file its Quarterly Report on Form 10-Q for the period ending April 30, 1998 without unreasonable effort or expense prior to the June 15, 1998 due date. The Trust has executed numerous agreements (properly reported on Forms 8-K filed February 17, 1998, March 16, 1998, and May 14, 1998) pursuant to which the Trust acquired controlling interests in numerous hotel properties. The presentation of the financial results of the Trust requires the completion of purchase accounting adjustments arising from the acquisitions of the interests in the hotel properties and the preparation of historical and pro forma financial information for the corresponding period ending April 30, 1998. Due to the complexity of such adjustments and the extensive effort required to prepare such financial information, additional time is required for the Trust to close its books and to complete the preparation of the Trust's financial statements for the period ending April 30, 1998.

As required by Exchange Act Rule 12b-25(c), also attached as an exhibit to this notification is a statement signed on behalf of the Trust's public accountants confirming the reasons for the above described delay.

The Trust represents that its Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date of June 15, 1998.


PART IV (3)

It is anticipated that the Trust will report an improvement in earnings and earnings per share. Currently, it is estimated that Net Income Applicable To Common Shares will improve from ($90,973) to $435,169 for the respective periods ended April 30, 1997 and 1998, and Earnings Per Share will improve from ($.09) to $.26 for the same respective periods. Whereas 1997 quarterly figures reflect the Trust's winding-down of prior business operations in advance of its change in business focus to hotel lodging, the 1998 quarterly figures reflect the Trust's operations in hotel lodging for a full fiscal quarter.




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                          (ARTHUR ANDERSON LETTERHEAD)



June 15, 1998

Securities and Exchange Commission
Washington, D.C. 20549



Re: Commission File Number 001-7062



Dear Sirs:

We have read the applicable section of the Form 12b-25 of the Realty ReFund Trust and are in agreement with the statements made therein.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP